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[LOGO OF ASPECT]

May 22, 2001

To Aspect Employees:

   We are pleased to announce the Aspect Stock Option Exchange Plan, a special program that allows employees to exchange existing stock options for options with prices reflecting current market value. The exchange is a reflection of Aspect's historic commitment to providing employees with the opportunity to take part in the company's success through stock option plans.

   While stock options, by their nature, contain elements of risk, market conditions have created a situation where many employees hold options with exercise prices considerably higher than the current price of Aspect stock. Aspect has devoted careful study to creating a way for employees to exchange those "underwater" options for options with greater potential as Aspect executes on its business plan.

   The stock option exchange plan allows Aspect employees to cancel stock option grants in exchange for the promise of new stock option grants, for the same number of options, approximately six months later. Vesting on the new grants will match vesting on the old grants and vesting will continue on the same schedule as before, however vesting will not occur between the offer deadline and the reissue date. New options will be priced at the Nasdaq closing sale price of Aspect's Common Stock on or around December 20, 2001.

   The program is voluntary. Employees can decide which, if any, of their option grants they would like to exchange. Accounting guidelines for public companies like Aspect require that if an employee chooses to take part in the program, any grants issued in the six months prior to the exchange be included in the exchange, if those grants have a lower price than those being exchanged. In addition, employees who take part in the exchange will not be eligible to receive new option grants for at least six months after canceling their options.

   Please read the information included here carefully. The plan is complex, and there are many factors to consider when making this decision. Representatives of the Finance and HR teams will be holding meetings at Aspect sites to explain the program and answer questions. In addition, we have set up a site on AspectNet as well as a special hotline, (408) 325-2840, that employees can call and an email box--OptionExchange@aspect.com--where you can send your questions. You can also go to AspectNet for more information.

   If you decide to take part in the program, you must fill out and sign the forms included in the package. Forms must be received by Stock Administration by 11:59 p.m. Pacific Time on June 19, 2001. If the proper forms are not received by the deadline you will not be able to participate in this plan.

Sincerely,

/s/ Beatriz V. Infante

Chairman, President, and Chief
 Executive Officer